TOMOTSUNE & KIMURA

SANNO GRAND BUILDING
14-2, NAGATACHO 2-CHOME, CHIYODA-KU
TOKYO 100-0014, JAPAN

TELEPHONE: 81-3-3580-0800
FACSIMILE: 81-3-3593-3336

04046050

File No. 82-34783
November 4, 2004

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

T&D Holdings, Inc. - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of T&D Holdings, Inc. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

> Press release dated October 29, 2004 and entitled "Revisions of Earnings Forecasts for Interim Period Ended September 30, 2004 and Devaluation Losses on Securities for Taiyo Life Insurance Company at End of Interim Period Ended September 30, 2004".

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Hironori Shibata of Tomotsune & Kimura, Japanese counsels to the Company, with offices at Sanno Grand Building, 14-2, Nagatacho 2-chome, Chiyoda-ku, Tokyo 100-0014, Japan (telephone +813-3580-0800, facsimile +813-3593-3336).

Very truly yours,

H. Shibata

Hironori Shibata

Enclosure

dlw 11/9

T&D Life Group

October 29, 2004

T&D Holdings, Inc.
Naoteru Miyato, President
(Securities Code: 8795)

Revisions of Earnings Forecasts for Interim Period Ended September 30, 2004 and Devaluation Losses on Securities for Taiyo Life Insurance Company at End of Interim Period Ended September 30, 2004

T&D Holdings, Inc. hereby revises its earnings forecasts for the interim period ended September 30, 2004 and announces the devaluation losses on securities for Taiyo Life Insurance Company, one of its consolidated subsidiaries, at the end of the interim period ended September 30, 2004. The Company has made no change to the earnings forecasts for the fiscal year ending March 2005, as announced on May 19, 2004. These will be promptly addressed, however, if they become necessary.

1. Revisions of Earnings Forecasts for the Interim Period Ended September 30, 2004 (April 1, 2004 to September 30, 2004)

(1) Consolidated Earnings Forecasts for T&D Holdings, Inc.

(Billions of Yen)

	Previous Forecast (A) (as of May 19, 2004)	Revised Forecast (B)	Amount of Change (B) – (A)	Percentage of Change (%)
Ordinary Revenues	1,184	1,215	31	2.6
Ordinary Profit	42	58	16	38.1
Net Income	28	26	(2)	(7.1)

Principal Reasons for the Revisions to Earnings Forecasts:

a. **Ordinary Profit**: The forecast of ordinary profit is revised upward by 16 billion yen. This mainly reflects that investment income from interest and dividends is expected to exceed the previous forecast by 10 billion yen and that insurance claims for death benefits for individual insurance are expected to improve the previous forecasts by 7 billion yen.

b. **Net Income:** The forecast for net income is revised downward by 2 billion yen while ordinary profit is expected to increase. The decrease factor is that provision for reserve for policyholder dividends is expected to exceed the previous forecast by 3 billion yen and, as an extraordinary factor, a 9 billion yen decrease in writing-off of deferred tax assets is estimated because T&D Holdings has applied more rigorous standards for calculating the possibility of recovering deferred tax assets in connection with securities and real estate.

c. **Other:** T&D Holdings conducted the secondary offering of its shares in September 2004. The sale of the shares owned by its subsidiaries, Taiyo Life and Daido Life will each be stated as 5.8 billion yen under the extraordinary gains account on the statements of operations of the two subsidiaries. This amount will not be stated on the consolidated statements of operations of T&D Holdings, and the after-tax amount of 7.4 billion yen will be posted under the capital surplus account on T&D Holdings' consolidated balance sheets in accordance with the Japanese accounting standard.

(Reference) Revisions of Earnings Forecasts of the Three Life Insurance Companies for the Interim Period Ended September 30, 2004 (April 1, 2004 to September 30, 2004)

(1) Taiyo Life Insurance Company (Non-Consolidated) (Billions of Yen)

	Previous Forecast (A) (as of May 19, 2004)	Revised Forecast (B)	Amount of Change (B) – (A)	Percentage of Change (%)
Ordinary Revenues	587	599	12	2.0
Ordinary Profit	12	15	3	25.0
Core Profit	14	19	5	35.7
Net Income	3	9	6	200.0

Principal Reasons for the Revisions to Earnings Forecasts:

a. **Ordinary Profit and Core Profit**: The forecast of ordinary profit is revised upward by 3 billion yen (including 5 billion yen in core profit), reflecting an increase in investment income from interest and dividends, which are expected to exceed the previous forecast by 3 billion yen.

b. **Net Income**: The forecast for net income is revised upward by 6 billion yen. This reflects that ordinary profit is expected to increase, and as an extraordinary factor, a 5.8-billion-yen capital gain is expected by the sale of its parent company's shares.

(2) Daido Life Insurance Company (Non-Consolidated) (Billions of Yen)

	Previous Forecast (A) (as of May 19, 2004)	Revised Forecast (B)	Amount of Change (B) – (A)	Percentage of Change (%)
Ordinary Revenues	541	557	16	3.0
Ordinary Profit	33	47	14	42.4
Core Profit	39	52	13	33.3
Net Income	13	13	0	0.0

Principal Reasons for the Revisions to Earnings Forecasts:

a. **Ordinary Profit and Core Profit:** The forecast of ordinary profit is revised upward by 14 billion yen (including 13 billion yen in core profit), reflecting increases in investment income from interest and dividends expected to exceed the previous forecast by 6 billion yen, and insurance claims for death benefits for individual insurance, which are expected to improve the previous forecasts by 6 billion yen.

b. **Net Income:** Ordinary profit is expected to improve, and as an extraordinary factor, a 5.8-billion-yen capital gain is also expected under the extraordinary gains account by the sale of its parent company's shares, although the forecast for net income remains unchanged. The main reasons for decrease are that, in conjunction with an improvement in net investment income, provision for reserve for policyholder dividends is expected to exceed the previous forecast by 3 billion yen, and as an extraordinary factor, a 9 billion yen decrease in writing-off of deferred tax assets, since the Daido Life applied more rigorous standards for calculating the possibility of recovering deferred tax assets in connection with securities and real estate.

(3) T&D Financial Life Insurance Company (Non-Consolidated) (Billions of Yen)

	Previous Forecast (A) (as of May 19, 2004)	Revised Forecast (B)	Amount of Change (B) – (A)	Percentage of Change (%)
Ordinary Revenues	70	60	(10)	(14.3)
Ordinary Profit	(2)	(2)	0	0.0
Core Profit	(2)	(2)	0	0.0
Net Income	13	13	0	0.0

Principal Reasons for the Revisions to Earnings Forecasts:

a. **Ordinary Revenues**: The forecast for ordinary revenues is revised downward by 10 billion yen, mainly reflecting a decrease in income from insurance premiums, which is expected to fall below the previous forecast by 7 billion.

b. **Ordinary Profit and Core Profit**: Although ordinary revenues are expected to decrease, the forecasts of ordinary profit and core profit are expected to remain unchanged, reflecting a decrease in provision for policy and other reserves, which is expected to fall below the previous forecast by 13 billion yen.

c. **Net Income:** The forecast for net income remains unchanged. The amount of 16 billion yen is expected to be recorded during the term under review, with the adoption of a consolidated tax payment system.

(2) Non-Consolidated Earnings Forecasts for T&D Holdings, Inc.

Non-consolidated earnings forecasts for the interim period ended September 30, 2004 and shareholders' dividends, remain unchanged.

2. Devaluation Losses on Securities for Taiyo Life Insurance Company at the End of the Interim Period Ended September 30, 2004

Devaluation losses on securities for Taiyo Life calculated at the end of the interim period ended September 30, 2004, are as described below. In accordance with the T&D Life Group's policy of enhancing the quality of its assets, the group companies, including Taiyo Life, apply the standards that devaluation losses on available-for-sale securities with fair value, such as domestic and foreign stocks, should be calculated when the decline of their fair value is 30% or more of the book value. Taiyo Life applied the standard for the first time during the term under review.

(A) Total Amount of Devaluation Losses on Securities for Taiyo Life at the End of the Interim Period Ended September 30, 2004	2.5 billion yen
(B) Net Assets for the Fiscal Year Ended March 31, 2004 (A) / (B) x 100	225.2 billion yen 1.1 %
(C) Ordinary Profit for the Fiscal Year Ended March 31, 2004 (A) / (C) x 100	31.8 billion yen 8.1 %
(D) Net Income for the Fiscal Year Ended March 31, 2004 (A) / (D) x 100	7.0 billion yen 36.8 %

For inquiries regarding the above, please contact:
T&D Holdings, Inc. Investor Relations
Tel: +81-3-3281-1727